UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123997
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Robert L. Brooks
                        Senior Executive Vice-President,
                            Treasury and Operations
                             The Bank of Nova Scotia
                               44 King Street West
                            Scotia Plaza, 64th floor
                            Toronto, Ontario, Canada
                                     M5H 1H1
                                 (416) 866-6163

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 9, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

                                  SCHEDULE 13D


----------------------------------------------
CUSIP No. 344123997
----------------------------------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        The Bank of Nova Scotia

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [ ]
        (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
  4
        Not Applicable
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER

      NUMBER                         5,475,526
        OF               ---------- --------------------------------------------
      SHARES                  8      SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                         0
      EACH                ---------- -------------------------------------------
    REPORTING                        SOLE DISPOSITIVE POWER
     PERSON                   9
      WITH                           5,475,526
                          ---------- -------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                     0
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,475,526
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                             [X]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.40% (calculated on the basis of 24,444,617 shares of voting common stock outstanding, as reported on the Issuer's Form 10-Q for the quarter ended September 26, 2004).

------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        BK
------- ------------------------------------------------------------------------



                         (Continued on following pages)
                                Page 2 of 7 Pages

------------------------------------------
CUSIP No. 344123997
------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Calder & Co.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
         SOURCE OF FUNDS (See Instructions)
   4
         Not Applicable
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York, United States

------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER

      NUMBER                         0
        OF               ---------- --------------------------------------------
      SHARES                  8      SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                         5,422,526
      EACH                ---------- -------------------------------------------
    REPORTING                        SOLE DISPOSITIVE POWER
     PERSON                   9
      WITH                           0
                          ---------- -------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                     5,422,526
------------------------- ---------- -------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,422,526
-------- -----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                        [X]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.18% (calculated on the basis of 24,444,617 shares of voting common stock outstanding, as reported on the Issuer's Form 10-Q for the quarter ended September 26, 2004).
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         PN
-------- -----------------------------------------------------------------------


                         (Continued on following pages)
                                Page 3 of 7 Pages

                                Explanatory Note

         This Amendment No. 2 ("Amendment No. 2") amends Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 8, 2005 by The Bank of Nova Scotia (the "Bank"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Amendment No. 1 to the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by deleting the last three paragraphs thereof and replacing them with the following:

         On December 15, 2004, the Bank entered into a written sales plan (the "Sales Plan") with Morgan Stanley & Co. Incorporated, acting as agent for the Bank ("Morgan Stanley"), for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. Pursuant to, but subject to the terms and conditions of, the Sales Plan and the requirements of Rule 144 of the Securities Act of 1933, as amended, Morgan Stanley may sell in the open market, on behalf of the Bank, up to the maximum number of shares of Company Common Stock permitted under the volume limitations of Rule 144(e), in any given time period. The maximum number of shares that potentially could be sold under the Sales Plan is 5,697,426. If not earlier terminated in accordance therewith, the Sales Plan will terminate on the earlier to occur of (i) the date on which all the shares covered by the Sales Plan are sold or (ii) December 15, 2006. Effective February 7, 2005, the Bank suspended selling of additional shares under the Sales Plan, having disposed of a suitable portion of the Bank's holding of Company Common Stock pursuant to the Sales Plan. The Bank intends to review its investment in the Company on a continuing basis and may terminate, reinstate or amend the Sales Plan in the future.

         During the period from December 15, 2004 through February 4, 2005, 274,900 shares of Company Common Stock were sold by the Bank pursuant to the Sales Plan.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         (a) As of February 4, 2005, the Bank beneficially owned 5,475,526 shares of Company Common Stock, 5,422,526 of which are held in the name of its Nominee. The total number of shares beneficially owned by the Bank represents in the aggregate approximately 22.40% of the outstanding shares of Company Common Stock. The calculation of the foregoing percentage is based on 24,444,617 shares of Company Common Stock disclosed as outstanding as of November 1, 2004 by the Company in its quarterly report on Form 10-Q for the quarterly period ended September 26, 2004.

         (b) The Bank holds sole power to vote and to dispose of the 5,475,526 shares of Company Common Stock described in (a) above.

                               Page 4 of 7 Pages

         (c) Except as described in Item 4, the Bank has not effected any transaction in the Company Common Stock during the past 60 days.

         (d) No other person is known to the Bank to have the right to receive or power to direct dividends from, or proceeds from the sale of, the shares of Company Common Stock held by the Bank.

         (e) Not applicable.

         As of the date hereof, the Bank beneficially owns 15,000 shares of Company Preferred Stock, which are held on behalf of the Bank in the name of its Nominee. Such 15,000 shares of Company Preferred Stock are convertible into an aggregate of 1,500,000 shares of Company Common Stock upon the occurrence of the events described in Item 4. The Bank disclaims beneficial ownership over such 1,500,000 shares of Company Common Stock on the basis that the Company Preferred Stock is not convertible within the next 60 days into such shares of Company Common Stock. If the Bank were to be deemed to beneficially own such shares, it would hold an aggregate of 28.54% of the Company Common Stock.


                               Page 5 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 14, 2005                   THE BANK OF NOVA SCOTIA


                                    By: /s/ Robert L. Brooks
                                        ----------------------------------------
                                        Name:  Robert L. Brooks
                                        Title: Senior Executive Vice-President,
                                               Treasury and Operations


                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 14, 2005                   CALDER & CO.


                                    By: /s/ W.R. Ebbels
                                        ----------------------------------------
                                        Name:  W.R. Ebbels
                                        Title: Partner


                               Page 7 of 7 Pages